                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (issuer))

                             BELL MICROPRODUCTS INC.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                                   ----------

3 3/4 % CONVERTIBLE SUBORDINATED NOTES,
           SERIES B DUE 2024                                  078137AC0
     (Title of Class of Securities)             (CUSIP Number of Class of Securities)

                                   ----------

                                   Copies to:

      HOLLY ANDERSON                                 MELODIE R. ROSE
   CORPORATE SECRETARY                          FREDRIKSON & BYRON, P.A.
 BELL MICROPRODUCTS INC.                   200 SOUTH SIXTH STREET, SUITE 4000
   1941 RINGWOOD AVENUE                           MINNEAPOLIS, MN 55402
SAN JOSE, CALIFORNIA 95131                           (612) 492-7000
      (408) 451-9400
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE**

         $109,850,000                                     $11,753.95

* Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/4 % Convertible Subordinated Notes, Series B due 2024, as described herein, is $1,000 per $1,000 principal amount outstanding.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:   Not applicable.     Filing party:    Not applicable
      Form or Registration No.: Not applicable      Date Filed:      Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   Third-party tender offer subject to Rule 14d-1

      [X]   Issuer tender offer subject to Rule 13e-4.

      [ ]   Going-private transaction subject to Rule 13e-3.

      [ ]   Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

      Summary Term Sheet. This Tender Offer Statement on Schedule TO is being filed by Bell Microproducts Inc. (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (the "Tender Offer") to purchase for cash any and all outstanding 3 3/4 % Convertible Subordinated Notes, Series B due 2024 (the "Notes"), upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2006 (the "Offer to Purchase") and in the related Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to this Schedule TO, respectively.

      The information set forth in the Offer to Purchase under the captions "Summary Term Sheet" and "Answers to Questions You May Have" are incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) Name and Address. Bell Microproducts Inc., a California corporation, is the subject Company. The address and telephone number of its principal executive office are 1941 Ringwood Avenue, San Jose, California 95131, telephone (408) 451-9400.

      (b) Securities. $109,850,000 aggregate principal amount of 3 3/4 % Convertible Subordinated Notes, Series B due 2024.

      (c) Trading Market and Price. There is no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption "Market Price Information" is incorporated herein by reference.

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Name and Address. The filing person is the current obligor of the Notes. The information set forth under Item 2(a) above is incorporated herein by reference. The address and telephone number of each of the Company's officers and directors is c/o Bell Microproducts Inc., 1941 Ringwood Avenue, San Jose, California 95131, telephone (408) 451-9400.

      Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or officers of the Company:


           NAME                        POSITION                                     ADDRESS
           ----                        --------                                     -------
W. Donald Bell           President, Chief Executive Officer                Bell Microproducts, Inc.
                         and Chairman of the Board                           1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

James E. Illson           President of the Americas, Chief                 Bell Microproducts, Inc.
                         Operating Officer and Chief                         1941 Ringwood Avenue
                         Financial Officer                                  San Jose, CA 95131-1721

Graeme Watt               President of Bell Microproducts                  Bell Microproducts, Inc.
                         Europe                                              1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

Richard J. Jacquet        Senior Vice President of Human                   Bell Microproducts, Inc.
                         Resources                                           1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

Jerry Kagele             President of North America                        Bell Microproducts, Inc.
                         Distribution                                        1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

Bob Sturgeon             Chief Information Officer and Vice                Bell Microproducts, Inc.
                         President of Operations                             1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

Lou Leonardo             President of Bell Microproducts                   Bell Microproducts, Inc.
                         Latin America                                       1941 Ringwood Avenue
                                                                            San Jose, CA 95131-1721

James E. Ousley          Director                                             JEO Solutions, Inc.
                                                                            525 Boynton Canyon Road
                                                                             Sedona, AZ 86336-3041

Gordon A. Campbell       Director                                               Techfarm, Inc.
                                                                            200 West Evelyn Avenue
                                                                                   Suite 100
                                                                         Mountain View, CA 94041-1365

Edward L. Gelbach        Director                                            24845 Summerhill Road
                                                                              Los Altos, CA 94024

Eugene B. Chaiken        Director                                              Almo Corporation
                                                                               2709 Commerce Way
                                                                            Philadelphia, PA 19154

Glenn E. Penisten        Director                                         Alpha Venture Partners III
                                                                               11651 Brooks Road
                                                                               Windsor, CA 95492

David M. Ernsberger      Director                                        Ernsberger Partnerships, Inc.
                                                                             19 Smiser-Smith Road
                                                                               Boerne, TX 78006

Mark L. Sanders          Director                                              Pinnacle Systems
                                                                           280 North Bernardo Avenue
                                                                            Mountain View, CA 94043

Roger V. Smith           Director                                             Smith Venture Group
                                                                              270 Tennyson Avenue
                                                                              Palo Alto, CA 94301

ITEM 4. TERMS OF THE TRANSACTION.

      (a) Material Terms.

      (1) Tender Offers. The information set forth in the Offer to Purchase is incorporated herein by reference.

      (2) Mergers or Similar Transactions. Not applicable.

      (b) Purchases. Except as set forth below, no officer, director or affiliate of the Company owns any Notes, and will not tender any Notes in the tender offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

            None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) Purposes. The information set forth in the Offer to Purchase under the caption "Purpose of the Tender Offer" is incorporated herein by reference.

      (b) Use of the Securities Acquired. The Notes acquired in the transaction will be retired and cancelled by the Company.

      (c) Plans.

            (1)-(10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) Source of Funds. The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have--How Will Bell Micro Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

      (b) Conditions. The information set forth in the Offer to Purchase under the caption "Sources and Amount of Funds" is incorporated herein by reference.

      (c) Borrowed Funds.

      (1) The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have--How Will Bell Micro Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

      (2) The information set forth in the Offer to Purchase under the caption "Answers to Questions You May Have--How Will Bell Micro Pay for the Tendered Notes" and "Sources and Amount of Funds" is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) Securities Ownership. Based on the Company's records and on information provided to the Company by its respective directors or executive officers, none of the Company or persons controlling the Company, and, to the best of the Company's knowledge, none of the directors or executive officers of the Company or any of its subsidiaries own any of the Notes.

      (b) Securities Transactions. Based on the Company's records and on information provided to the Company by its respective directors or executive officers, none of the Company or persons controlling the Company, and, to the best of the Company's knowledge, none of the directors or executive officers of the Company or any of its subsidiaries has effected any transactions in the Notes during the past 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the caption "Dealer Manager" is incorporated herein by reference.

      (b) Employees and Corporate Assets. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

      Financial Statements. The Company believes that the financial information required by Items 1010(a) and (b) of Regulation M-A is not material because: (i) the consideration offered for the Notes consists solely of cash; (ii) there is no financing condition to the tender offer; (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR; and (iv) the offer is for all outstanding Notes.

ITEM 11. ADDITIONAL INFORMATION.

      (a) Agreements, Regulatory Requirements and Legal Proceedings.

      (1) None.

      (2) The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the National Association of Securities Dealers.

      (3)-(5) None.

      (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1) and (a)(2), respectively, to this Schedule TO) is incorporated herein by reference.

ITEM 12. EXHIBITS.

   (a)(1)   Offer to Purchase, dated December 13, 2006.

      (2)   Form of Letter of Transmittal

      (3) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

      (4)   Form of Letter to Clients.

      (5)   Press Release issued by the Company on December 13, 2006.

      (b)   Not applicable.

   (d)(1) Indenture (including the form of 3 3/4 % Convertible Subordinated Notes, Series B due 2024), dated as of December 21, 2004, by and among Bell Microproducts Inc. and Wells Fargo Bank, N.A., as Trustee, incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-4 (SEC No. 333-120527) filed by Bell Microproducts Inc. on November 16, 2004.

      (g) The information set forth in response to Item 12(a)(1) of this Schedule TO is incorporated herein by reference.

      (h)   Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2006

                                 BELL MICROPRODUCTS INC.

                                 By:      /s/  W. Donald Bell
                                          --------------------------------------
                                 Name:    W. Donald Bell
                                 Its:     Chairman and Chief Executive Officer

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